February 6, 2020

David Lucatz
Chief Executive Officer
MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, NJ 07645

       Re: MICT, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 21, 2020
           File No. 1-35850

Dear Mr. Lucatz:

       We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed January 21, 2020

GFH, page 2

1. Disclosure that GFH has two wholly owned subsidiaries, ParagonEX and Beijing
       Brookfield, appears inconsistent with disclosure under "Share Exchange Agreements" on page 84 that the closings of the ParagonEx and Beijing Brookfield acquisitions are pending. Please reconcile the disclosures.
Ownership Structure, page 3

2. Disclosure in the post-closing structure diagram that Global Fintech will own 75.76% of the company after the merger appears inconsistent with disclosure in the last paragraph on page 4 that BNN would own greater than 20% of the voting power of the company after the merger and would be the company's largest shareholder which would be considered a change of control under Nasdaq listing rules. Please reconcile the disclosures.
       Additionally, we note that BNN is not included in the post-closing structure diagram on
 David Lucatz
FirstName LastNameDavid Lucatz
MICT, Inc.
Comapany NameMICT, Inc.
February 6, 2020
Page 2
February 6, 2020 Page 2
FirstName LastName
         page 3 or in the beneficial ownership of securities table on page 216. Please revise or advise.
3. Given the small ownership percentage of the company's public stockholders after the merger as illustrated in the post-closing structure diagram, please advise whether the merger represents the first step in a going private transaction. We note also the risk factor disclosure "Nasdaq may delist MICT's securities..." on page 34.
Record Date; Outstanding Shares; Stockholders Entitled to Vote, page 6

4. Disclose the number of shares that BNN intends to vote in favor of the merger. We note the disclosure in the last paragraph on page 4. Additionally, if Mr. Lucatz and BNN intend to exercise options or take any other action to provide additional shares to vote in favor of the merger proposal, please discuss.
Share Exchange Agreements, page 84

5. Disclosure indicates that GFH will acquire all of the issued and outstanding ordinary shares and other equity interest of Beijing Brookfield in exchange for 16,310,759 newly issued shares of Global Fintech and that GFH will acquire all of the issued and outstanding shares of ParagonEx in exchange for payment of $10 million in cash and delivery of 75,132,504 newly issued shares of Global Fintech. Specify what percentage of ownership of Global Fintech the newly issued shares of Global Fintech to each of Beijing
         Brookfield and ParagonEx represent.
Charter Amendment Proposal, page 105

6. Allocate under "Background and Overview" the number of shares of common stock required for the purpose of carrying out the merger and issuance of shares of common stock upon conversion of the convertible debentures and the convertible notes, exercise of the note warrants, and the conversion or exercise of other outstanding securities of the company. For example, we note disclosure on page 2 that Global Fintech will receive an aggregate of 109,946,914 shares of the company's common stock at the merger's effective time and disclosure on page 7 that Mr. Darren Mercer will receive a majority of shares of
         GFH under its 2019 equity incentive plan which will be exchanged for shares of the company's common stock at the merger's closing.
Information about Officers, Directors and Director Nominees, page 112

7. Ensure that the biographical paragraph of Mr. Darren Mercer here and on page 167 describes appropriately his business experience during the past five years. For example, we note the disclosure on page 7 that Mr. Darren Mercer is the sole director of GFH. See
         Item 7 of Schedule 14A and Item 401(e) of Regulation S-K. Additionally, given Mr.
         Mercer's relationships with Global Fintech, GFH, BNN, and Strategic Partnerships and
         Business Development, advise what consideration you have given to risk factor disclosure of Mr. Mercer's potential conflicts of interest, including involvement in negotiations of the
 David Lucatz
MICT, Inc.
February 6, 2020
Page 3
         merger agreement and related transactions as summarized on pages 85-96, and also additional disclosure under "Certain Relationships and Related Party Transactions of
         MICT" on page 217 concerning Mr. Mercer's relationships to those entities.
Compensation of Directors, page 173

8. Provide a director compensation table for the fiscal year ended December 31, 2019. See
         Item 7 of Schedule 14A and Item 402(k) of Regulation S-K. In addition, please provide the information required by Item 402 of Regulation S-K for Mr. Mercer and any other person who will continue as a director or officer of the surviving company. Refer to
         Instruction 1 to Item 14 of Schedule 14A and Item 18(a)(7) of Form
S-4.
Beneficial Ownership of Securities, page 216

9.       Please complete all information omitted in the table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell,
Senior Counsel, at (202) 551-3454 with any questions.



FirstName LastNameDavid Lucatz                                   Sincerely,
Comapany NameMICT, Inc.
                                                                 Division of
Corporation Finance
February 6, 2020 Page 3                                          Office of
Manufacturing
FirstName LastName